FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Lynch, David	2. Date of Event Requiring Statement Month/Day/Year March 3, 2003	4. Issuer Name and Ticker or Trading Symbol Modem Media, Inc. (MMPT)
(Last) (First) (Middle) 230 East Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Managing Director, North America	6. If Amendment, Date of Original (Month/Day/Year) June 8, 2001(1)
(Street) Norwalk, CT 06855			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,615(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	10/08/96(3)	10/08/06	Common Stock	2,646(3)	$0.32	D
Stock Option (Right to Buy)	(4)	3/26/07	Common Stock	12,160	$5.79	D
Stock Option (Right to Buy)	(5)	12/21/08	Common Stock	95,000	$5.525	D
Stock Option (Right to Buy)	(6)	10/12/10	Common Stock	30,000	$4.6875	D

Explanation of Responses:

(1) This amended Form 3 does not reflect activity after the date this Form 3 was filed originally.
(2) The Shares reported were originally acquired under the Company's Employee Stock Purchase Plan. Purchases were exempt under Rule 16b-3c. The original Form 3 reported by the Reporting Person did not take into account adjustments in the number of shares due to a two for one stock split in March 2000. As a result, the original report did not reflect 745 shares, which are included in this amended report.
(3) A total of 113,646 Options were granted originally to the reporting Person on December 8, 1996 pursuant to the Company's 1996 Stock Option Plan. Currently 2,646 Options are outstanding and are fully vested.
(4) The Options are subject to a four year vesting schedule: 20% of the options vested on March 26, 1997 ("Grant Date") and an additional 20% of the Options vested on the first, second, third and fourth anniversaries of the Grant date. The Options are fully vested.
(5) The Options are subject to a four year vesting schedule: 20% of the options vested on December 21, 1998 ("Grant Date") and an additional 20% of the Options vested on the first, second, third and fourth anniversaries of the Grant date.
(6) The Options are subject to a three year vesting schedule: One third of the options vested one year from October 12, 2000 ("Grant Date") and an additional third of Options will become fully exerciseable on each of the second and third anniversaries of the Grant Date.

By: /s/ Andrew Reiskind Andrew Reiskind, Attorney-in-Fact **Signature of Reporting Person	03/04/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Sloane Levy, SVP, General Counsel, Frank Connolly, CFO, and Andrew Reiskind, Senior Attorney, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28TH day of August, 2002.

/s/ David Lynch
Signature